Exhibit 99.75

NEWS RELEASE TSX – HBM 2009 – NO. 3

HUDBAY DISCOVERS NEW GOLD ZONE AT LALOR

Toronto, Ontario – January 9, 2009 – HudBay Minerals Inc. (TSX:HBM) has discovered a new gold zone and significantly advanced its exploration program at its 100% owned Lalor volcanic massive sulphide (VMS) deposit in the Flin Flon Greenstone Belt.

Geological modelling and interpretation is underway to understand the benefit, distribution, and exploration potential of additional gold mineralization, which occurs in an adjacent and separate zone that could offer Lalor a distinct mining horizon with principal credits derived from gold mining. The following zones of mineralisation are in addition to the resource outlined in the NI 43-101 technical report on Lalor dated September 19, 2008:

•

Hanging wall gold zone: low sulphide precious metal intersections associated with galena occur in the hanging wall of the near solid sulphide mineralization. These intersections are generally high in gold and silver and can be located in the immediate hanging wall or displaced several metres away from the near solid sulphide zinc rich mineralization.

•	Foot wall gold zone: Low sulphide precious metal intersections associated with chalcopyrite and minor galena occur in the immediate foot wall of the near solid sulphide mineralisation.

•

Separate gold zone: Low sulphide precious metal intersections associated with minor chalcopyrite and minor galena. These intersections are generally significantly removed from the near solid sulphide lenses and do not appear to have any association with them; however they often merge and overlap with them on the footwall side, particularly with Zone 20.

The hanging and foot wall gold zones should offer a considerable gold resource to the Lalor deposit, considerably enhancing the value of the property. Significant effort will be placed on further exploration and evaluation of these zones in 2009.

“These drill results are tremendously exciting for the company,” said Allen J. Palmiere, HudBay’s chief executive officer. “The gold zone significantly enhances the economics in today’s environment and increases the probability that Lalor will be HudBay’s next mine in the Flin Flon Greenstone Belt.”

PRECIOUS METAL INTERSECTIONS

Drill Hole	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
DUB 174W01	Hanging wall	726.34	733.55	7.21	7.14	221.62	0.24	0.04
DUB 174W01	Hanging wall	900.75	903.3	2.55	32.89	104.04	0.56	4.38
DUB195W01[1]	Hanging wall	809.50	814.50	5.00	13.23	26.88	0.58	0.33
DUB195W02[1]	Hanging wall	834.00	840.74	6.74	12.68	13.39	0.25	0.46
DUB195W04	Hanging wall	820.95	824.30	3.35	6.98	10.50	0.42	0.15
DUB197	Separate	989.20	1004.50	15.30	8.26	25.98	0.36	0.27
DUB204W01[1]	Hanging wall	839.05	845.00	5.95	6.68	66.69	0.24	1.08
DUB204W01[1]	Separate	870.00	875.0	5.00	12.14	80.43	0.19	0.62
DUB205	Foot wall	803.90	815.55	11.65	7.00	31.16	1.41	0.15
DUB206W03	Separate	953.64	970.17	16.53	8.39	28.85	0.29	1.83
DUB 207	Hanging wall	844.59	860.43	15.84	10.93	46.86	0.64	2.07
DUB 208	Footwall	848.83	860.20	11.37	5.97	16.85	0.89	0.09
DUB208W01	Footwall	845.41	856.69	11.28	14.22	38.09	1.61	0.38
DUB 210	Separate	1023.56	1060.41	36.85	13.83	134.90	0.30	0.14
DUB 213	Footwall	939.15	947.15	8.00	5.57	73.54	0.14	0.03
DUB 215	Separate	937.91	948.15	10.24	28.53	75.14	0.66	0.23

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Tel: 416-362-0615
www.hudbayminerals.com

In addition, HudBay’s exploration program has progressed as follows since the company’s August 26, 2008 press release:

•	Road construction has improved access to drill sites and reduced the cost per metre.

•	Sample collection for metallurgical testing is complete and has been submitted for metallurgical and mineralogical analysis.

•

Total drilling to date is approximately 90,000 metres including 68 drill holes and 32 wedge holes. Total drilling since the technical report dated September 19 2008 is approximately 38,000 metres including 28 drill holes and 27 wedge holes.

•	Drilling is concentrated in zones 10 and 20 (as outlined in the NI 43-101 technical report on Lalor dated September 19, 2008) and aimed at upgrading the Inferred Resource to an Indicated Resource.

•	Results to date are consistent and as expected with the exception of drill hole DUB 213 in Zone 20 that at 42.87metres of 15.68% zinc is considerably thicker and higher grade than expected.

NOTABLE COPPER /ZINC NEAR SOLID SULPHIDE ZONE INTERSECTIONS

Drill Hole	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
DUB174W03	10	735.15	764.84	29.69	0.23	17.50	0.33	10.58
DUB179W01	10	963.10	973.54	10.44	9.29	34.43	0.78	7.24
DUB195W01[1]	20	814.5	825.68	11.18	11.08	76.67	2.49	19.90
DUB195W04	20	824.30	830.04	5.74	3.48	43.98	1.15	11.40
DUB199W01[1]	10	853.05	864.82	11.77	0.83	11.88	0.54	12.48
DUB 200W01[1]	20	844.25	852.00	7.75	11.00	80.03	2.63	5.33
DUB 200W02[1]	20	849.00	856.26	7.26	12.23	63.69	2.25	3.89
DUB205	10	786.45	803.90	17.45	0.76	14.02	0.36	13.20
DUB206W03	20	833.63	853.95	20.32	6.95	54.50	2.66	3.11
DUB208	10	834.24	848.83	14.59	0.74	9.03	0.28	14.20
DUB208W01[1]	10	830.95	845.41	14.46	0.55	8.18	0.2	11.58
DUB 213	20	896.28	939.15	42.87	1.01	10.22	0.53	15.68
DUB214	20	781.04	793.87	12.83	3.02	32.81	1.13	16.54

(1)	Denotes holes drilled for metallurgical samples

The zone coding in the above table corresponds to the name of zones in the NI 43-101 report. Collar coordinates and additional assay information can be retrieved at the company’s website: www.hudbayminerals.com.

ABOUT LALOR

The Lalor deposit is located in the Chisel basin portion of the Flin Flon Greenstone Belt and is believed to be the largest VMS deposit found in this region to date. Lalor has an Indicated Resource of 3.4 MT 1.9g/t Au, 20.5 g/t Ag, 0.71%Cu, 8.82% Zn, and an Inferred Resource of 13.2MT 2.9g/t Au, 34.1g/t Ag, 0.70%cu, 8.19% Zn (for further details please see HudBay’s NI 43-101 technical report dated September 19, 2008). Six drills are currently turning at Lalor with the intent to drill 18,000 metres between January and May 2009 to explore the gold mineralization further, and upgrade the VMS resource.

Lalor is approximately 15 km from HudBay’s concentrator in Snow Lake, Manitoba, an area that is a significant past producer of gold. Garson Gold’s New Britannia mine and mill, currently on care and maintenance, historically produced 1.43 million ounces of gold. The ongoing evaluation and exploration of the Lalor deposit is a primary focus for the company, as the Lalor deposit could be of significant financial benefit to HudBay and support substantial long term activity in the Snow Lake area.

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ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

QUALITY ASSURANCE AND QUALITY CONTROL

Exploration core drilling was either BQ or NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 15 grams was removed for gold determination by fire assaying with Atomic Absorption finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected for check assaying at Acme Analytical Laboratories Ltd. in Vancouver, B.C. This news release provides core lengths and additionally where indicated, calculated vertical thickness of mineralization intersected. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

QUALIFIED PERSON

The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s mineral resource estimates and potential plans for Lalor as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

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News Release 2009 – No. 3: HudBay discovers new gold zone at Lalor

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

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